Exhibit 99.1

Captivision Announces Plan to Acquire Montana Goldfields Subsidiary Valued at $750 million creating Nasdaq Listed U.S. Mining Company

Transformative Acquisition of Established Diversified Gold Mining Company with Robust Precious Metals, Critical Minerals and Early Stage Rare Earths Portfolio

MIAMI, December 2, 2025 – Captivision Inc. (“Captivision” or the “Company”) (Nasdaq: CAPT), a pioneering manufacturer and global LED provider, today announced the execution of a letter of intent (“LOI”) for the transformative acquisition of Montana Tunnels Mining, Inc. and the Montana Tunnels Mine, (“Montana Tunnels” or “MTMI”), a wholly owned subsidiary and asset of Montana Goldfields, Inc. (“MGLD” or “Montana Goldfields”).

Captivision will be repositioned as a diversified gold mining and related services company, renamed Montana Gold Inc. and will begin trading on Nasdaq under the ticker symbol “MGI” upon completion of the acquisition. The Company will continue to evaluate strategic alternatives for its legacy architectural media glass and LED businesses.

The proposed acquisition will create a Nasdaq-listed, diversified gold mining company with significant proven reserves across precious metals and potential rare earths elements. In addition to the U.S. headquarters and operations, the Company will be differentiated by established infrastructure and production, seasoned management and public company governance, and access to capital. The Company will seek to capitalize on growing demand for responsibly sourced mining assets and heightened focus on domestic supply chain security.

Based in Denver, Colorado, Montana Goldfields owns three mines in Montana with mineable resources and reserves of gold, silver, zinc, and copper. The operation has a 22-year production history with established infrastructure including milling, and a development plan that will enable the Company to restart production catalyzing near and long-term revenue and profitability through the substantial and diversified proven reserves. In addition to the foundational acquisition of the Montana Tunnels Mine, the agreement will include a right of first refusal to acquire related Montana Goldfields mining assets that have the potential to meaningfully propel growth, on terms to be negotiated. These assets include the permitted Diamond Hill mine, its permitted Golden Dream deposit and its three Elkhorn deposits.

“We are thrilled to join forces with the Montana Goldfields team through this acquisition,” said Gary Garrabrant, Chairman and CEO of Captivision. “Montana Gold’s portfolio of permitted, proven assets –entirely within the United States – uniquely positions the combined company to capitalize on the enduring value and growing demand for precious metals, critical minerals, and rare earth elements. We look forward to building a differentiated and innovative public company drawing from our complementary strengths and experience.”

Captivision’s CEO Gary Garrabrant and an appointee from Montana Goldfields Inc. will serve as Co-Chairmen and Garrabrant will continue as Chief Executive Officer of the combined Company.

Under the terms of the LOI, Captivision will acquire MTMI and the Montana Tunnels Mine asset using the Company’s newly issued ordinary shares in a ratio based on a relative pre-transaction value of $750 million and the Company of $50 million. The transaction, which is subject to negotiation of definitive documents reflecting usual and customary closing conditions, completion of audited financial statements, and regulatory review, is expected to close by the First Quarter 2026.

Paul Hastings LLP is advising the Company as legal counsel. Lucosky Brookman LLP is advising Montana Goldfields.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies, or expectations for the Company’s respective businesses, as well as the proposed acquisition of Montana Tunnels Mining, Inc. and Company’s planned discontinuation of its legacy architectural media glass and LED businesses upon completion of the acquisition. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts, and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “believe”, “can”, “continue”, “expect”, “forecast”, “may”, “plan”, “project”, “should”, “will” or the negative of such terms, and similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risks and uncertainties include, but are not limited to: (1) the ability to successfully negotiate definitive documents governing and consummate the acquisition of Montana Tunnels Mining, Inc.; (2) the ability to realize the benefits expected from the acquisition and the Company’s strategic direction; (3) following consummation of the acquisition, the ability to execute on the development plan for restarting mining; (4) the ability to raise capital (equity and debt) in the future sufficient to fund the requirements of its development plans; (5) the ability of its management to implement current plans, including with respect to the hiring and training of operating staff as well as to supplement senior management, and to respond to any unforeseen circumstances that require changes to those plans; (6) the occurrence of various risks including, but not limited to, the failure to delineate economically recoverable ore bodies, unfavorable geological conditions, unanticipated technical and operational difficulties encountered in extraction and production activities, mechanical failure of operating plant and equipment, unexpected shortages or increases in the price of consumables, spare parts and plant and equipment, cost overruns, and failure to obtain essential services from third parties, disruption of production and operations from risks and hazards which are beyond the Company’s control, including environmental hazards, industrial accidents, technical failures, labor disputes, and unusual or unexpected rock formations; (7) the failure of extract or and minerals consistent with resource and reserve estimates; (8) fluctuation in the market prices of gold plus silver, zinc, lead and copper and changes in world demand for such metals; (9) challenges in operating in an environmentally responsible manner and in accordance with all applicable laws, and in avoiding accidents or claims associated with past operations or other unforeseen events which may compromise its environmental performance with adverse financial implications; (10) competition from other mineral exploration and mining companies which may have greater financial and other resources, including downstream capabilities with which the Company cannot effectively compete; (11) the ability to complete its 2024 fiscal year end audit and maintain the listing of the Company’s ordinary shares and warrants on Nasdaq; (12) the future financial performance of the Company; (13) the ability of the Company to retain or recruit, or to effect changes required in, its officers, key employees, or directors; (14) the ability to effectively discontinue its legacy architectural media glass and LED businesses and resolve associated recourse liabilities; (15) the ability of the Company to comply with laws and regulations applicable to its business; and (16) other risks and uncertainties set forth under the section of the Company’s Annual Report on Form 20-F entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this press release and the Company’s management team’s current expectations, forecasts, and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers, and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company management team’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

Investor Contact:

Gateway Group
Ralf Esper

+1 949-574-3860
CAPT@gateway-grp.com